EXHIBIT 99.6

 _________, 20__

EXCHANGE AGENT AGREEMENT

U.S. Bank National Association
Global Corporate Trust Services
One California Street, Suite 1000
San Francisco, California 94111
Attn: Essex Portfolio / A. Fung

Ladies and Gentlemen:

Essex Portfolio, L.P., a California limited partnership (the “Company”), proposes to make offers (collectively, the “Exchange Offers”) to exchange (i) up to $274,188,000 aggregate principal amount of registered 5.500% Senior Notes due 2017 (the “New 2017 Notes”) for an equal aggregate principal amount of its outstanding, unregistered 5.500% Senior Notes due 2017 (the “Original 2017 Notes”), (ii) up to $282,577,000 aggregate principal amount of registered 5.200% Senior Notes due 2021 (the “New 2021 Notes”) for an equal aggregate principal amount of its outstanding, unregistered 5.200% Senior Notes due 2021 (the “Original 2021 Notes”), (iii) up to $290,962,000 aggregate principal amount of registered 3.375% Senior Notes due 2023 (the “New 2023 Notes”) for an equal aggregate principal amount of its outstanding, unregistered 3.375% Senior Notes due 2023 (the “Original 2023 Notes”), and (iv) up to $400,000,000 aggregate principal amount of registered 3.875% Senior Notes due 2024 (the “New 2024 Notes” and, together with the New 2017 Notes, New 2021 Notes and New 2023 Notes, the “New Notes”) for an equal aggregate principal amount of its outstanding, unregistered 3.875% Senior Notes due 2024 (the “Original 2024 Notes” and, together with the Original 2017 Notes, Original 2021 Notes and Original 2023 Notes, the “Original Notes”). The terms and conditions of the Exchange Offers as currently contemplated are set forth in a prospectus (the “Prospectus”) included in the Company’s registration statement on Form S-4 (File No. ________) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on _________, 20__, as it may be amended from time to time. The Original Notes and the New Notes are collectively referred to in this Exchange Agent Agreement (this “Agreement”) as the “Notes” or the “Securities.” Capitalized terms used herein and not defined shall have the respective meanings ascribed to them in the Prospectus or the accompanying letter of transmittal (the “Letter of Transmittal”).

The Company hereby appoints U.S. Bank National Association to act as exchange agent (the “Exchange Agent”) in connection with the Exchange Offers. References hereinafter to “you” shall refer to U.S. Bank National Association.

The Exchange Offers are expected to be commenced by the Company on or about _______, 20__. The Letter of Transmittal accompanying the Prospectus is to be used by the holders of the Original Notes to tender under the Exchange Offers, and contains instructions with respect to the delivery of Original Notes so tendered. The Exchange Agent’s obligations with respect to the receipt and inspection of each Letter of Transmittal in connection with the Exchange Offers shall be satisfied for all purposes hereof by (1) inspection of the electronic message transmitted to the Exchange Agent by participants in the Exchange Offers in accordance with the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”), and by otherwise observing and complying with all procedures established by DTC in connection with ATOP, to the extent that ATOP is utilized by participants in the Exchange Offers, (2) inspection of the Letter of Transmittal submitted by each holder of Original Notes who does not use ATOP and submits a physical Letter of Transmittal to the Exchange Agent, or (3) inspection of the Notice of Guaranteed Delivery submitted by any holder of Original Notes or participant in the Exchange Offers.

The Exchange Offers shall expire at 5:00 p.m., New York City time, on _______, 20__, or on such later date or time to which the Company may extend the Exchange Offers (the “Expiration Date”). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offers from time to time and may extend the Exchange Offers by giving oral (confirmed in writing) or written notice to you, and by giving holders of Notes notice by press release, at any time before 9:00 a.m., New York City time, on the business day following the previously scheduled Expiration Date, and in such case the term “Expiration Date” shall mean the time and date on which the Exchange Offers as so extended shall expire.

The Company expressly reserves the right, in its sole discretion, to delay, amend or terminate the Exchange Offers, and not to accept for exchange any Original Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offers specified in the Prospectus. The Company will give to you as promptly as practicable oral (confirmed in writing) or written notice of any delay, amendment, termination or non-acceptance.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

1.             You will perform such duties and only such duties as are specifically set forth herein or in the sections of the Prospectus captioned “The 2017, 2021 and 2023 Exchange Offers”, “The 2024 Exchange Offer”, in the Letter of Transmittal accompanying the Prospectus and such duties which are necessarily incidental thereto; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

2.             You will establish book-entry accounts with respect to the Original Notes at DTC for purposes of the Exchange Offers within two (2) business days after the effective date of the Registration Statement, and any holders of beneficial interests in Original Notes that are participants in DTC’s systems and that wish to effect tender of such Original Notes must make book-entry delivery of such Original Notes by causing DTC to transfer such Original Notes into your account in accordance with DTC’s procedure for such transfer (including, as applicable, ATOP). The account shall be maintained until all Original Notes tendered pursuant to the Exchange Offers have been either accepted or returned.

3.             You are to examine each of the physical Letters of Transmittal (or confirmation of book-entry transfers into your account at DTC) and any other documents delivered or mailed to you by or for holders of the Original Notes to ascertain whether (a) the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and in the Prospectus or that such book-entry confirmations are in due and proper form and contain the information required to be set forth therein, and (b) the Original Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or where book-entry confirmations are not in due and proper form or omit certain information or some other irregularity in connection with the acceptance of the Exchange Offers exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action reasonably available to you as may be necessary or advisable to cause such irregularity to be corrected.

4.             Subject to Section 5 below, tenders of Original Notes may be made only as set forth in the Letter of Transmittal and the Prospectus, and Original Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

5.             With the prior approval of the Chief Executive Officer, President, Chief Financial Officer, General Counsel, Chief Accounting Officer, or Senior Vice President, Capital Markets and Strategic Planning, of the Company (each an “Authorized Officer”) (such approval, if given orally, promptly to be confirmed in writing) or any other party designated by the Authorized Officer in writing, you are authorized to waive any irregularities in connection with any tender of Original Notes pursuant to the Exchange Offers. You are not otherwise authorized to waive any such irregularities.

6.             You shall promptly advise the Company with respect to any Original Notes delivered subsequent to the Expiration Date and accept its instructions with respect to disposition of such Original Notes.

7.             You shall accept tenders:

(a)           in cases where the Original Notes are registered in two or more names only if signed by all named holders;

(b)           in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when evidence reasonably satisfactory to you of his or her authority so to act is submitted; and

(c)           from persons other than the holder of Original Notes provided that customary transfer requirements, including any payment of applicable transfer taxes, are fulfilled.

You shall accept partial tenders of Original Notes where so indicated and as permitted in the Letter of Transmittal and return any Original Notes that are untendered or not accepted for exchange either as instructed in properly completed instructions in the Letter of Transmittal pertaining to such Original Notes or, in the case of any such Original Notes delivered by book entry, through the facilities of DTC to the account at DTC maintained by the holder in each case as promptly as practicable after expiration or termination of the Exchange Offers.

8.             Upon satisfaction or waiver of all of the conditions to the Exchange Offers, the Company will notify you (such notice if given orally, promptly to be confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Original Notes properly tendered and you, on behalf of the Company, will cause the exchange of such Original Notes for New Notes and cause such Original Notes to be cancelled. Delivery of New Notes will be made on behalf of the Company by you, subject to due authorization, execution and delivery of such New Notes by the Company, at the rate of $1,000 principal amount of New Notes (subject to adjustment) for each $1,000 principal amount of the Original Notes tendered, and, in the case of Original Notes tendered, promptly after notice (such notice if given orally, promptly to be confirmed in writing) of acceptance of said Original Notes by the Company; provided, however, that in all cases, Original Notes tendered pursuant to the Exchange Offers will be exchanged only after your confirmation of book-entry transfer of such Original Notes into your account at DTC together with your receipt of an “agent’s message” (as defined in the Prospectus) pertaining to such transfer or your receipt of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) pertaining to such Original Notes together with any required signature guarantees and the certificates for such Original Notes and, in each case, your receipt of any other required document. Unless otherwise instructed in writing by the Company, you shall issue New Notes only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

9.             Tenders pursuant to the Exchange Offers are irrevocable after the Expiration Date. Subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Original Notes tendered pursuant to the Exchange Offers may be withdrawn at any time on or prior to the Expiration Date in accordance with the terms of the Exchange Offers.

10.           The Company shall not be required to accept any Original Notes tendered if any of the conditions set forth in the Prospectus and the Letter of Transmittal are not met. Notice of any decision by the Company not to accept any Original Notes tendered shall be given (such notices if given orally, promptly shall be confirmed in writing) by the Company to you.

11.           If, pursuant to the Prospectus or Letter of Transmittal, the Company does not accept for exchange all or part of the Original Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offers return those unaccepted Original Notes either (i) by appropriate book-entry transfer to the persons who effected such book-entry transfers or (ii) by returning any certificates for such Original Notes, the Letters of Transmittal and any related required documents to the tendering holders.

12.           You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any persons to solicit tenders.

13.           As Exchange Agent hereunder you:

(a)           shall have no duties or obligations other than those specifically set forth herein or as may subsequently be requested in writing of you by the Company and agreed to by you with respect to the Exchange Offers;

(b)           will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the Original Notes deposited with you pursuant to the Exchange Offers, and will not be required to and will make no representation as to the validity, value or genuineness of the Prospectus;

(c)           shall not be obligated to take any legal action hereunder which might in your reasonable judgment involve any expense or liability, unless you shall have been furnished with indemnity satisfactory to you against any loss, liability or expense;

(d)           shall not be liable to the Company for any action taken or omitted by you, or any action suffered by you to be taken or omitted, without gross negligence, willful misconduct or bad faith on your part, by reason of or as a result of the administration of your duties hereunder in accordance with the terms and conditions of this Agreement or by reason of your compliance with the instructions set forth herein or with any written or oral instructions delivered to you pursuant hereto, and may conclusively rely on and shall be protected in acting in good faith in reliance upon any certificate, instrument, opinion, notice, letter, facsimile or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed by the proper party or parties;

(e)           may act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith reasonably believe to be genuine or to have been signed or represented by a proper person or persons;

(f)            may rely on and shall be protected in acting upon written notice or oral instructions from the Authorized Officer, or any other party designated in writing by the Authorized Officer;

(g)           shall not advise any person tendering Original Notes pursuant to the Exchange Offers as to whether to tender or refrain from tendering all or any portion of Original Notes or as to the market value, decline or appreciation in market value of any Original Notes that may or may not occur as a result of the Exchange Offers or as to the market value of the New Notes;

(h)           may consult with counsel of your choice with respect to any questions relating to your duties and responsibilities, and the written advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by you hereunder in good faith and in reliance thereon; and

(i)            in your capacity as Exchange Agent, shall act solely as agent of the Company and shall not assume any obligation, or relationship of agency or trust for or, with or on behalf of any of the owners or holders of the Original Notes.

14.           You shall make the initial mailing to DTC of a copy of the Prospectus, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined in the Prospectus) and such other documents as may be furnished by the Company under this Agreement (collectively, the “Exchange Offer Documents”). You are to make subsequent mailings of the Exchange Offer Documents to any persons who become holders of the Original Notes prior to the Expiration Date and to any persons as may from time to time be requested by the Company. All mailings pursuant to this paragraph shall be by first class mail, postage prepaid, or electronically, if required by the applicable procedures of DTC, unless otherwise specified by the Company. You shall also accept and comply with telephone requests for information relating to the Exchange Offers, provided that such information shall relate only to the procedures for tendering Original Notes in (or withdrawing tenders of Original Notes from ) the Exchange Offers. The Company will furnish you with copies of such documents at your request. All other requests for information relating to the Exchange Offers shall be directed to the Company, Attention: Chief Accounting Officer.

15.           You shall advise by facsimile transmission or email, or by telephone promptly followed by facsimile transmission or email, to the Company’s Chief Accounting Officer and James P.C. Barri, Esq. (jbarri@goodwinprocter.com), from time to time, upon request, as to the aggregate principal amount of Original Notes which have been tendered pursuant to the Prospectus and the items received by you pursuant to the Exchange Offers and this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons as the Company requests in writing from time to time prior to the Expiration Date of such other information as it or he or she reasonably requests. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offers. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Original Notes tendered, the aggregate principal amount of Original Notes accepted and the identity of any participating broker-dealers and the aggregate principal amount of New Notes delivered to each, and deliver said list to the Company and James P.C. Barri, Esq. (jbarri@goodwinprocter.com).

16.           Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date and, after the expiration of the Exchange Offers, the time of receipt thereof, and such documents, and electronic documents delivered to you in connection with the Exchange Offers, shall be preserved by you for a period of time at least equal to the period of time you customarily preserve other records pertaining to the transfer of securities, or one year, whichever is longer. You shall dispose of unused Letters of Transmittal and other surplus materials in accordance with your customary procedures.

17.           The Company agrees to pay your customary fees for serving as Exchange Agent as separately agreed and to reimburse you for reasonable legal fees and expenses, as and when incurred. Fees and disbursements and services of an unanticipated or extraordinary nature will be charged when or if incurred, subject to prior notice to and consent by the Company to the extent practicable. The Company’s obligations under this paragraph shall survive the termination of this Agreement and the discharge of your obligations hereunder and any other termination of this Agreement under any federal or state bankruptcy law.

18.           You hereby acknowledge receipt of the Prospectus, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other Exchange Offer Documents. Any inconsistency between this Agreement, on the one hand, and the Prospectus, the Letter of Transmittal, the Notice of Guaranteed Delivery and such other Exchange Offer Documents (as they may be amended from time to time), on the other hand, shall be resolved in favor of the Prospectus, the Letter of Transmittal, the Notice of Guaranteed Delivery and such other Exchange Offer Documents, except with respect to the duties, liabilities and indemnification of you as Exchange Agent which shall be controlled by this Agreement.

19.           The Company agrees to indemnify and hold you and your officers, directors, employees, agents and affiliates harmless against any liability, cost or expense, including reasonable attorneys’ fees and expenses, arising out of or in connection with your appointment as Exchange Agent and the performance of your duties hereunder, including, without limitation, any act, omission, delay or refusal made by you in reasonable reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Original Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Original Notes; provided, however, that the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense to the extent arising out of your gross negligence, willful misconduct or bad faith. In each case, the Company shall be notified by you, by letter or facsimile transmission to the Company’s Chief Financial Officer, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or shall have been served with a summons in connection therewith. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not be liable for the fees and expenses of any additional counsel thereafter retained by you, so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit, and so long as you have not determined, in your reasonable judgment after consultation with counsel, that a conflict of interest exists between you and the Company. The Company’s obligations under this paragraph shall survive the termination of this Agreement and the discharge of your obligations hereunder and any other termination of this Agreement under any federal or state bankruptcy law.

20.           You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service. The Company understands that you are required, in certain instances, to deduct twenty-eight percent (28%) with respect to interest paid on the New Notes and proceeds from the sale, exchange, redemption or retirement of the New Notes from holders who have not supplied their correct Taxpayer Identification Number or required certification. Such funds will be turned over to the Internal Revenue Service in accordance with applicable regulations.

21.           This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Without limitation of the foregoing, the parties hereto expressly agree that no holder of Original Notes or New Notes shall have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

22.           This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

23.           In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

24.           This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged.

25.           Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile) and shall be given to such party, addressed to it, as its address or telecopy number set forth below:

If to the Company:

Essex Portfolio, L.P.
925 East Meadow Drive
Palo Alto, California 94303
Attn: Chief Financial Officer
Telephone: (650) 494-3700
Facsimile: (650) 494-8743

If to the Exchange Agent:

U.S. Bank National Association
Global Corporate Trust Services
One California Street, Suite 1000
San Francisco, California 94111
Attn: Essex Portfolio / A. Fung
Telephone: (415) 677-3593
Facsimile: (415) 677-3769

26.           Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, paragraphs 16, 17 and 19 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates for notes, funds or property (including, without limitation, Letters of Transmittal and any other Exchange Offer Documents) then held by you as Exchange Agent under this Agreement.

27.           The relationship between you and the Company described in this Agreement is that of agent and principal, and nothing herein shall be deemed to constitute you a trustee for or cause you to owe any fiduciary duty to the Company or the holders of the Notes or to impose any obligation on you other than as stated herein.

28.           This Agreement shall be binding and effective as of the date hereof.

Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

ESSEX-PORTFOLIO, L.P.

By:
Mark J. Mikl
Senior Vice President, Capital Markets and Strategic Planning

Accepted as the date first above written:
U.S. BANK NATIONAL ASSOCIATION

By:
Name:
Title: